

Mail Stop 3561

February 26, 2016

John L. Walsh
Chief Executive Officer
UGI Corporation
460 North Gulph Road
King of Prussia, PA 19406

>    **Re:    UGI Corporation**
>    **Form 10-K for the Fiscal Year Ended September 30, 2015**
>    **Filed November 30, 2015**
>    **File No. 1-11071**

Dear Mr. Walsh:

   We have completed our review of your filing.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

>    Sincerely,
>
>    /s/ William H. Thompson
>
>    William H. Thompson
>    Accounting Branch Chief
>    Office of Consumer Products

cc: Monica Gaudiosi, General Counsel